James Ammons

January 14, 2013

Data Call Technologies Corp.
Attn: Board of Directors

Re: Letter of Resignation

Gentlemen:

Please accept this as my letter as my of resignation as chairman of the board of directors and as secretary, treasurer and employee of Data Call Technologies (the "Company"), effective immediately, Monday, January 14, 2013. I am submitting my resignation so that I can pursue other business opportunities. I have had no disagreements with the Company on any matter relating to the Company's operations, policies or practices.

Respectfully submitted,

James Ammons